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Senior Care Industries, Inc.
410 Broadway, 2nd Floor
Laguna Beach, CA 92651
(949) 376-3125 Fax: (949) 376-9117

February 13, 2002

VIA EDGAR

Andrew J. Brady
Special Counsel
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 0409
Washington, DC 20549-0303

Re: Senior Care Industries, Inc.
CIK: 0001095175
Form S-4/A filed December 26, 2001
SEC File No. 333-64098
Form 13E-3/A filed December 27, 2001
SEC File No. 5-61505
Schedule TO-I/A filed January 28, 2002
SEC File No. 5-61505

Dear Mr. Brady:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Senior Care Industries, Inc. [The Registrant] hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-4 together with all exhibits thereto, Commission File No. 333-64098 [the Registration Statement] which it had filed with the Commission on December 26, 2001. The Registrant also hereby withdraws its Going Private Transaction on Form 13E-3 and Tender Offer filed on Form TO-I, Commission File No. 5-61505 filed on December 26, 2001 and January 28, 2002, respectively.

The Registration Statement registered certain shares of the Registrant's common stock which was to be issued to shareholders of Senior Care who tendered their stock in exchange for those shares.

Since the initial filing of the Registration Statement in May of 2001, circumstances within the company have changed considerably making the tender no longer viable. Additionally, an initial mailing of the tender offer to shareholders in September of 2001 resulted only in the tender of approximately 107,000 shares of stock from 60 shareholders. Management and the Board of Directors determined that the cost to the company to complete this tender was outweighed by those shareholders who either have tendered or who management believed would tender if the tender offer were to continue. The cost to complete the tender has been estimated to be in excess of $80,000 which would result in a cost to the company of approximately $1,350 per shareholder who choose to tender their shares. This, management and the Board believed was not justified and would not benefit the other shareholders of the company who choose not to tender or were prohibited by agreement from making a tender under the terms of the tender offer.

No securities were sold in connection with the offering.

If you have any questions regarding the foregoing application for withdrawal, please contact Registrant, Senior Care Industries, Inc. by contacting its Chief Executive Officer, Mervyn A. Phelan, Sr. at 410 Broadway, 2nd Floor, Laguna Beach, CA 92651.

Sincerely, Senior Care Industries, Inc.


                                    /S/ MERVYN A. PHELAN, SR.
                                    ------------------------------------
                                    CHIEF EXECUTIVE OFFICER